UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NORTHERN STAR INVESTMENT CORP. II

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

66573W206**

(CUSIP Number)

January 29, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒Rule 13d-l(b)

☐Rule 13d-l(c)

☐Rule 13d-l(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The Class A Common Stock has no CUSIP number. The CUSIP number for the units which include the Class A Common Stock is 66573W206.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL ADVISORS, LLC – CA
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,265
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES A
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 10,062,500
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES B
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES C
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES E
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL FUND, LP – SERIES 3
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL FUND, LP – SERIES 4
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL FUND, LP – SERIES 5
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL FUND, LP – SERIES 6
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL FUND, LP – SERIES 8
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

CUSIP No. G7008A123

(1)	Names of reporting persons ARENA CAPITAL FUND, LP – SERIES 10
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization DELAWARE

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 2,583,625
	(6)	Shared voting power
	(7)	Sole dispositive power 2,583,625
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 2,583,625
(10)	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.17
(12)	Type of reporting person (see instructions) IA

SCHEDULE 13G

Item 1(a) Name of issuer: NORTHERN STAR INVESTMENT CORP. II

Item 1(b) Address of issuer’s principal executive offices: THE CHRYSLER BLDG., 405 LEXINGTON AVE., NEW YORK, NY 10174.

2(a) Name of person filing:

ARENA CAPITAL ADVISORS, LLC – CA

Series A, B, C and E of Arena Short Duration High Yield Fund, LP

Series 3, 4, 5, 6, 8 and 10 of Arena Capital Fund, LP

[SEE ATTACHED FOR LIST WITH SEPARATE ENTRY FOR EACH REPORTING PERSON]

2(b) Address or principal business office or, if none, residence:

12121 WILSHIRE BLVD STE 1010 LOS ANGELES CA 90025

2(c) Citizenship:

DELAWARE

2(d) Title of class of securities:

CLASS A COMMON STOCK

2(e) CUSIP No.:

66573W206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 780);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(l9) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

2,583,625.

(b) Percent of class: 5.17

SCHEDULE 13G

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 2,583,625

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of 2,583,625.

(iv)	Shared power to dispose or to direct the disposition of

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐. N/A

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Members of group include private funds managed by Arena Capital Advisors, LLC, over which it has sole voting and dispositive power.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.l 4a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARENA CAPITAL ADVISORS, LLC – CA

Date: March 4, 2021	Signature:	/s/ SANIJE PERRETT
	Name:	SANIJE PERRETT
	Title:	MEMBER

[SIGNATURES OF ADDITIONAL REPORTING
PERSONS CONTINUED ON ATTACHED]

ADDITIONAL REPORTING PERSONS

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES A

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES B

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES C

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES E

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA CAPITAL FUND, LP – SERIES 3

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA CAPITAL FUND, LP – SERIES 4

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA CAPITAL FUND, LP – SERIES 5

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA CAPITAL FUND, LP – SERIES 6

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA CAPITAL FUND, LP – SERIES 8

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ARENA CAPITAL FUND, LP – SERIES 10

12121 WILSHIRE BLVD., SUITE 1010

LOS ANGELES, CA 90025

ADDITIONAL REPORTING PERSONS’ SIGNATURES

ARENA SHORT DURATION HIGH YIELD FUND,

LP – SERIES A

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES B

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES C

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA SHORT DURATION HIGH YIELD FUND, LP – SERIES E

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA CAPITAL FUND, LP – SERIES 3

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA CAPITAL FUND, LP – SERIES 4

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA CAPITAL FUND, LP – SERIES 5

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA CAPITAL FUND, LP – SERIES 6

BY:	/s/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA CAPITAL FUND, LP – SERIES 8

BY:	/S/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER

ARENA CAPITAL FUND, LP – SERIES 10

BY:	/S/ SANIJE PERRETT
SANIJE PERRETT, PRESIDENT OF GENERAL PARTNER